Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725

Siebel Systems Inc.
Internal Employee Call
September 12, 2005
Call Participants
George Shaheen
CEO and Director, Siebel Systems, Inc.
Jeff Amann
VP and General Counsel, Siebel Systems, Inc.
Charles Phillips
President, Oracle Corporation
Gabrielle Toledano
Group Vice President, Human Resources, Siebel Systems, Inc.
Kevin Johnson
Rockwell Housechild
Steven Wells
Don Muger
John Bell
Deepak Stue
Scott Nash

PRESENTATION
Operator: (Operator Instructions). I’d like to introduce your first speaker, Mr. George Shaheen.
George Shaheen: Thank you and good morning or good afternoon or good evening to you all or wherever you are dialing in to this very important call with all of Siebel employees. Before we start the presentation, I would like Jeff Amann, our corporate counsel, to read a disclaimer statement that is necessary, given these times of regulatory oversight. So, Jeff?
Jeff Amann: Thanks, George. Some preliminary notes on additional information and forward-looking statements. This document and the presentation materials may be deemed to be solicitation materials in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. Stockholders of Siebel are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement that will be part of the registration statement because they will contain important information about the proposed business combination.

The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s Web site – www.sec.gov – from Oracle Corporation at 500 Oracle Parkway, Redwood Shores, California, 94065, attention investor relations. Or alternatively, from Siebel Systems, 2207 Bridgepointe Parkway, San Mateo, California 94404, attention investor relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding Oracle’s directors and executive officers is available on Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005.
And information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005.
Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. Now, regarding forward-looking statements. This document includes forward-looking statements within the meaning of the Safe Harbor Provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as expect, estimate, project, budget, forecast, anticipate, intend, plan, may, will, could, should, believes, predicts, potential, continue and similar expressions are intended to identify such forward-looking statements.
Forward-looking statements in this document include without limitation forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock purchases following the merger, including the timing and amount of such repurchases and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document.
Such risk factors include, among others, difficulties encountered in integrating merged business, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of Siebel, the satisfaction of closing conditions to the transaction including the receipt of regulatory approvals, whether certain market segments will grow as anticipated, competitive environment in the software industry and competitive responses to the proposed merger and whether the companies can successfully develop new products and the degree to which these gain market acceptance.
Actual results may differ materially from those contained in the forward-looking statements and this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K. Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document and this presentation.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document and presentation. All forward-looking statements are qualified in their entirety by this cautionary statement. So thanks for bearing with me and I’ll turn it back to you, George.
George Shaheen: Thank you, Jeff. The agenda that I would like to take you through today is on the screen and I want to make sure you understand what we are announcing today – the strategic rationale for this merger, how we see employee benefits, the benefits to our customers and partners, why now, what happened next and then, of course, I want to make time, as I usually do, to have a question-and-answer period with all of you.
Before I proceed, however, I would like to introduce Mr. Charles Phillips, Co-President of Oracle, who is with us in attendance on this call, and at various times in the presentation, where I think it’s appropriate for him to comment from the Oracle perspective, I will ask him to do so. So, Charles, thank you for joining us, welcomes and we look forward to hearing your comments.
Charles Phillips: Thanks a lot, George. Well, this is a very exciting day to us. I mean, we’ve been hoping this would happen for quite some time and before I go any further, I just also want to say that today is a testament to what Siebel has built over the years. The fact that this day is happening is really a reflection of the value that’s been created here, the thought leadership around CRM. In fact, this is the company, in my mind, that kind of defined CRM over the years and that’s kind of why we’re here today. So, first of all, I just want to make sure that we say that upfront that this has been a great achievement this company has achieved over the last decade or so.
The reason that we’re here today is that, consistent with Oracle’s goal to get competitive across the enterprise applications, there’s no question we had a hole in our product line in CRM for many, many years and despite millions of dollars and our best efforts, it just wasn’t going to happen and there’s clearly some domain expertise required in this area that we simply didn’t have. And as time goes on, at some point, you run out of time, you have to make a decision. So where we were, we were looking at – we were number one in HR applications, post PeopleSoft. We were already number one in supply chain applications. And with Siebel, we’d be number one in CRM. And so, those are kind of three of the four main pillars of ERP. And so together, I think this is a great combination. We’ll be the competitor to beat and I think this is something that will have SAP worried for years to come. So, we looked at that. That was one reason.
The second reason is customers. I can’t tell you how many customers, over the last year or so, have been coming to us and saying you guys should really do something together. This makes so much sense. You’re both strategic suppliers and I use a lot of your products. I’d like to make sure that I get global support, integrated support, the integration that’s pre-packaged, all of those things that you’d expect. The customers really wanted this to happen. So, they kind of drove this as well.
The third area that we saw that Siebel had excelled at over the years is the way you’ve worked with system integrators and partners in general. We’re trying to get better at it, but clearly, we’re evolving and didn’t start out the same place that you did. And it’s improving for us, but I think there’s a lot we can learn from how Siebel works with partners and how successful that’s been.
We also thought the timing right because we think the whole applications market is shifting in terms of architecture towards services-based architectures. And our products there – our project name called Fusion, which you’ve probably heard of is just now getting started. So this is perfect time to fill out the footprint in terms of products and then evolve them forward into this architecture over the long-term. And lastly, let me say that given that we are looking to rely on Siebel’s people to help us learn this market and drive this business, we’ll have our separate theory on sales force, for instance. It’s going to be key for us to keep the main talent at Siebel.
So again, we’re really excited about this. The reaction so far has been really well from the analysts on the Street. Both stocks are up in the market, believe it or not. So, we couldn’t be more thrilled.
George Shaheen: Thank you, Chuck – Charles. I echo many of your sentiments and we look forward to joining our two organizations and going after and attacking the marketplace. What we are obviously announcing officially today is Oracle’s acquisition of Siebel Systems. The share price tendered is $10.66 per share and we expect the transaction to be closed in early 2006. I would add a caveat to this that regulatory scrutiny could take place, which would affect the timing of the close, but that will play out on their schedule, certainly not ours.
I echo Charles’ excitement for this opportunity. I’m very happy for our company, our customers, our people and our shareholders. So this announcement is no insignificant one. It’s very major to the technology space in which we all play and we have a huge opportunity, a synergistic opportunity going forward. This merger combines the complementary capabilities of Oracle and Siebel Systems and, most importantly, customers decide winners.
And this provides our customers with a complete set of information-age software. Siebel provides the best-in-class customer relationship management, analytics, customer data integration and industry solutions. Oracle provides world-class ERP and infrastructure technologies to complete an expanded 360 degree real time view across the enterprise. This is exactly what the customer base is looking for. This is what the customer base around the globe is demanding and this is opportunity that Oracle and, with the combination with Siebel will have going forward to sell into that customer base. It is Oracle’s plan, as Charles commented, to retain our key personnel and maintain the momentum that we and they have in attacking the marketplace.
The next slide is an overview of strategic rationale. And Charles, I think it’s best for you to go through with this because, after all, as this strategy plays out, you and your team will be executing it and I’m sure our people would love to hear your analysis of this rationale for putting these two great companies together.
Charles Phillips: Well, I’ve covered a lot of it already, but let me just emphasize a couple additional points that we’ve been thinking about at Oracle. As we were thinking through what we call Project Fusion and what applications should look like and the fact that we need to turn them into services, one of the key conclusions we came to is that none of this will matter if you don’t have the content. To turn something into services, you need the content. And so, if the services aren’t complete with best-of-breed functionality, it won’t make a difference. And so, we recognize we did not have that in CRM. That’s why it wouldn’t have made sense to wait three years from now or two years from now. As we’re about to embark on this next generation of applications, this was the time to do it.
The second thing is we thought a lot of the architecture and ideas that we had for Fusion, Siebel had already started on with Project Nexus. And so, there were some things there we could learn from, I think, fairly quickly. And so, once we went through the due diligence sessions and actually heard the details, we were pleasantly surprised how much alike we’ve already been thinking. So, I think this is off to a good start already. We feel very confident about how this can come together. I think customers will be pleased. I’ve had a chance to talk to a few customers already and a lot of the analysts and so far, universally, the reaction has been pretty positive.
George Shaheen: Thank you. With regards to the benefits to all of you, our employees will join one of the world’s largest and most influential information technology companies in Oracle. Their stated intention is to make the Siebel CRM the centerpiece of their CRM offerings going forward. Oracle is counting on Siebel Systems management and employees to lead its combined CRM solution business. Oracle’s larger scale and global reach will better enable Siebel Systems employees to deliver the world’s best customer facing solutions. You all have heard from me, for the many months that I have had the privilege of being your leader, talk about how important the opportunity and the market potential is in customer facing solutions. This is going to, in my opinion, extend our reach in that area and increase the likelihood for clear market success. Oracle’s larger size and footprint will provide may new career opportunities for our employees and I think that is goodness.
The benefit to our customers is very important as well. I have commented to you all many times that, in the final analysis, we can do what we do, our competition does what it does, but our customers get to decide the winners and the losers. The investment in Siebel applications will continue to be supported and protected as our technology is at the centerpiece of Oracle’s Fusion CRM strategy. The stronger combined vendor with complementary product attributes will strengthen our future. Our products are already designed to work with Oracle software and it will allow us to accelerate the delivery of innovative CRM applications with an even larger R&D budget. And we know that we have never shortchanged our R&D spend. But we’re going to – there’s going to be more spend combining with Oracle to continue to attack the CRM marketplace.
Oracle will continue to support Siebel’s CRM and analytic solutions, providing seamless continuity for our customers and to maintain support for heterogeneous databases. Larry Ellison commented on this in his comments to the – on a financial call earlier today, and Oracle and Larry realize it’s important that a ongoing maintenance for heterogeneous databases continues to be supported.
A commitment to deployment flexibility, including Siebel CRM on demand, is key also to Oracle. And Larry commented on what they are acquiring with the Siebel on demand product. It fills out an area in their footprint that they – they understand the importance of having an on demand product fill that need. There will enhanced support and services because of the larger scale we will have in working within a company as large as Oracle with all of their resources. And of course, the partner ecosystem will continue to be extended through increased investment on their part. And so we can support and broaden relations with our existing business partners.
Charles, on the next slide, which is commenting on Oracle customer benefits, I’m going to turn that one over to you.
Charles Phillips: Okay. So this is specifically targeted at the Oracle CRM customers. We don’t have thousands of them, but we do have hundreds of them and it’s important to give them the right message throughout all this process. And so our message is that we’ve never left customers behind. We’ve always evolved them to the destination that they needed to go. They will have the right to swap into the Siebel product, module-for-module, if they want to do that. In the meantime, that product will continue to evolve and there will be on ramps from that product into Fusion. But the term we’ve been using all day and I think we’ll use going forward is that Siebel is the centerpiece of our CRM strategy going forward and will be the centerpiece of our Fusion strategy around CRM.
So, we do have to give customers some advice and direction. I think it’s important to be clear with them and that’s what the message is. But I think it’s a message they can live with. They understand that this is good for them down the road. They’ll get more features and functionality. They just want it done in an evolutionary way.
George Shaheen: Thank you. As many of you know, Siebel Systems was built on a very, very close relationship with a group of partners and partner alliances built up over time. There’s no question that I believe, and many close to this transaction believe, that both the Oracle and Siebel partners will benefit through an expanded product footprint in the customer facing solutions arena.
Working with a single vendor that Oracle will be to address customer needs for CRM, ERP, analytics, customer data integration, infrastructure, technologies, et cetera, is a very powerful platform to sell from.
I believe that our partners, our Siebel partners, will benefit from Oracle’s worldwide resources and increased partner investment. I believe the Oracle partners will benefit from Siebel’s best-in-class customer facing products, customer experience, consulting and our best practices tailored through our industry vertical program.
I definitely believe by the — combining these two companies we will preserve the — our partners, both Oracle and Siebel’s, in past investments and experience in Siebel and we’ll have greater R&D budgets to drive continuous innovation into the marketplace. And many of the most influential partners, who are also Siebel’s largest customers, will benefit from the power of this combination.
There will be more opportunities for our partners in allowing them to further invest in the Oracle ecosystem, of which, of course, Siebel will be a part, and the combination will result in Oracle instantaneously, if you will, becoming the largest CRM practice. And there will be a gain on the return on investment on efficiencies generated by combining these practices.
The combined company, Siebel and Oracle, becomes the leading — or a leading customer-centric software provider. Our best-in-class CRM capability, along with Oracle’s best-in-class ERP enterprise software, Oracle’s best-in-class Fusion Middleware, and Oracle’s best-in-class 10g database technology will result in the single best solution for customer-centric enterprises.
Siebel brings 3.4, in excess probably now, over 3.4 million live deployed users. That means every day around the globe 3.4 million people have Siebel at their fingertips on their desktops. We have over 4,000 world-class customers. We are CRM-focused. We’re the largest enterprise — we have the largest enterprise CRM deployments. We have a proven track record of return on investment. We have best practice and implementation experience to serve our customers. We have 5,000 employees loaded — located in 80 offices in 33 countries around the globe. And, of course, we have revenue of $1.3 billion.
Charles, why don’t you comment on the attributes that Oracle brings to this combination?

Charles Phillips: Here are the things that our customers, I think, find valuable, at least in my conversations with them. And you do have an enormous infrastructure for global support with 23 support centers around the world, 24 by 7 for any one, and just plugging into that alone, one of these large multinationals is of immediate value.
I think the other thing, we have a fairly large consulting force — we’re combined with yours — where we can give them one engagement across ERP and CRM to actually take responsibility to the entire project. Those are things that they find valuable as well.
And then just the ease of doing business, having one way to do contracting, consistency there, pricing terms, they just don’t want to go across the multiple vendors. This all takes up time, things that don’t add value. So we can streamline a lot of that together and we will over time. Customers see immediate value to that.
Obviously, your second area is we have a huge Middleware and database business. So on the technology infrastructure side of it there is some things we can do technically to engineer a more commonality between the products over time to make it easier on the customer. So common administration, common installation, things like that that — mundane — they may sound mundane, but take up a lot of time, again, of customers.
They expect us to kind of engineer that away over time and we’ll promise them that. We’ve done that with past acquisition and it adds a lot of value.
George Shaheen: Thank you. Siebel enjoys a world-class, first-class list of logos, if you will, who are customers of Siebel. And regardless of the industry vertical that you look at, we have a veritable who’s who of customers who use our software to drive their, if you will, aspirations in dealing with their customers.
I was taken by Larry Ellison’s comment this morning on the analysts’ call about his recognition of our industry vertical program and how important it was in his thinking — in thinking about the combination of the two companies. I think that’s testimony to what we’ve built, the vision we had for the role of industry verticals, and I’m sure Oracle looks forward to being able to leverage that experience and capability going forward. It is — the result of it is apparent by the logos on this slide of companies who do business with Siebel.
Charles commented earlier on why now. I might just add a few of my comments in saying that the timing is right because our customers and Oracle’s customers are thinking about or contemplating next generation architecture. So this is exactly the time to put two of the best technology companies together so we can begin to build what our customers around the globe want and need.
So if you look at product functional capability, if you look at services, architectures and the like, both of our companies share a common vision and we already have assets that can go into the mix, so to speak, and be leveraged. So this combination to me is all about the future and what these two companies can do together, leveraging each other’s assets to more successfully penetrate the marketplace.
This next slide, I would like, Charles, if you could comment on the information-age applications and how it relates to the combination?

Charles Phillips: Okay. Yes, I think there are a couple of slides on this and I’ll kind of run through our thoughts here. We’ve created a term, or at least use a term called information-age applications and that’s just kind of how we describe the next generation of applications. And there’s a lot on this whole presentation behind it and a lot on our Web site and certainly at OpenWorld next week we’ll be going into more detail.
But essentially those are applications that are highly standard space. They have a lot of industry content, so I’m glad to hear George talk about that, and with consistent information, what you’d expect from Oracle. But I think the key thing is the combination to bring these companies together now. What we’ve seen so far at PeopleSoft, when you get bright engineers in a room together, they have different backgrounds but they’ve been working on the same subject area for many years. They’re going to get a better outcome than you would’ve gotten separately. And so the synergy between them is just — that’s been working for us already. We expect even more of that with Siebel. So as we build these information-age applications, we couldn’t have a better partner in the CRM area and we’re looking forward to it as well.
So on the next slide, if you look, this kind of describes how we plan to get there. Is that up yet? Here we go. So we use kind of three terms to describe the process, it’s protect, extend and evolve. And so the first thing we need to do with customers is tell them that their investments are protected. And the last thing we would want is any disruption or SAP taking advantage of this. So we fairly quickly will get them a detailed roadmap of reassuring them that those applications will be supported for many years to come.
And then we try to provide them some immediate value with extend. So that is getting the applications to run on our Middleware, integrating more closely with our ERP applications, reporting tools, lots of things you can give immediate value for and give them extensions of their value. And then evolve over time to information-age applications and that’s what Project Fusion is.
So all these products you see here that have some CRM content will be on the path to Fusion over time. But what we’ve found is people want the innovation, but they want it at a measured pace. They want it to be evolutionary. We don’t want to scare people, so that’s kind of how the message we’ll be delivering next week at OpenWorld.
And then just on the next slide one final point. George mentioned the industry strategy. That’s key to Oracle. That’s really going to be Phase II of our enterprise application strategy. So I think this combination was the missing piece of — for ERP and kind of the horizontal application.
But Siebel is unique. You also help us on a vertical strategy. So Phase II for us was drilling down into more verticals. We’ve already started to do this. You may have noticed we bought a banking company last month, we bought a retail applications company a couple of months before that, and there’s several other verticals that we’re interested in.
And the other big win here, it’s a lot of the verticals we care about you’re already strong in — financial services, telecom, those are things that we’re going to drill down deeply and to lie on business applications. And so we can learn a lot about how you’ve added that content in the context of CRM. So that’s totally consistent with our strategy. It’s going to help us along on our industry strategy a lot. I’ll turn it back over to you, George.

George Shaheen: Thanks, Charles. What happens next? Regardless of where you are, we all must interact with our customers. Call your customers, look through and use the talking points and the reference materials that are provided on MySiebel and we’ll have — come to you and will continue to come to you in email.
It’s business as usual. Oracle and Siebel must operate as two separate companies. Until this transaction is formally closed, we continue, both of us, in the marketplace to serve our customers, to sell our products and service them. We are going to work very hard to have a successful close to our Q3. We’re going to continue to strive to deliver world-class customer value, we’re going to continue to build world-class products, we’re going to conduct a great customer world event in Boston in mid October, and we’re going to continue to strive to ensure 100% customer satisfaction with each and every one of the businesses who rely on Siebel.
We’re going to aggressively pursue obtaining the regulatory and other necessary approvals to this transaction and we hope to complete the transaction as early as possible. And the planning date we have for that is later this year, or at least early in 2006. However, I would admonish all of us to remember that that will be driven by the intentions of regulators, not necessarily Oracle or Siebel.
In closing, I’d like to give some comments how I view this transaction and, Charles, I’m going to ask you to do the same. As our tagline describes, it’s all about the customer. I believe putting these two great technology companies together allows our technology and all of us to be leveraged to serve our customers even better. I think what our technologies, our knowledge capital, our capabilities, our service offerings — into an organization with the track record and historical success of what Oracle has built is a very exciting opportunity for Siebel Systems.
I think it’s up to each and every one of us to go through this transition period with our eyes focused on customer service and continuing to build out the offerings that we have promised to our customers. And I think by putting these two great organizations together, we’re going to have a win/win scenario because I think it’s going to be very good for our customers. And I think we’re going to see that dynamic played out in the marketplace in very short order.
I would just add with some conversations I’ve had today with many of our key customers, who, Charles, likewise, are very key customers of yours. They get it and they’re requesting that we move very fast so they can take advantage of what this combination can mean. That was very encouraging to me. I believe it, but it was fun to see it in operation real-time.
So, this is all about opportunity. This is all about the future and this is all about playing a winning hand. And that’s the opportunity each and every one of us have and I look forward to playing my part in bringing these two companies finally together so we can win in the marketplace. Charles, would you like to add anything from your perspective?
Charles Phillips: Sure. I just wanted to thank everybody on the Siebel team who we’ve been working with over the last few weeks. It’s been an intense process and we’re just thrilled to get to this point. But I know there was a lot of hard work that went into it and we certainly appreciate that.
I think when we — five years from now when we look back at this we’ll say what a great call that was because two things were happening. One, customers were wanting to buy more suites. But at the same time, there’s a trend around customer centricity across multiple industries. So getting someone together — two companies together, one that has the expertise and customer centricity, the other that has global scale, was just the right call at the right time. So as — again, we’re highly confident that this is the right thing to do. We’re excited about it and we couldn’t ask for a better partner.
George Shaheen: Thank you, Charles. Now, what I would like to do is open the floor for questions and hopefully answers. So operator, I think you take it from here.

QUESTIONS AND ANSWERS
Operator: (OPERATOR INSTRUCTIONS). The first question is from David Lamew (ph). David Lamew, you may ask your question. Mr. Lamew, please check your mute button. I’ll go on to the next question. Rockwell Housechild (ph), your line is open. Rockwell Housechild, your line is open.
Rockwell Housechild: Hello? I would like to make a question regarding some of our partners, of Siebel partners or competitors of Oracle. I’m particularly concerned about IBM, but I would also extend this question to Microsoft and Teradata. How should we conduct this with them?
George Shaheen: When you say how should we conduct this with them, how should we communicate with them, is that what you’re asking?
Rockwell Housechild: Yes. And how disruptive — how disruptive do you think this can be to ongoing business we have with them.
George Shaheen: Whenever you go through a business combination there will be various constituencies which will look at the combination of the two companies through a lens on how they view themselves.
I think it would be premature for me to comment on any other company’s official reaction to this combination. Keep in mind, this combination was done to better serve the customer marketplace. And once again I would stress what I said earlier and that is customers will decide winners and losers.
I’m sure the ecosystem, both of Oracle and Siebel, the alliance partners and the like, will look at this transaction along the lines of how it will benefit them short-term, intermediate-term and long-term. I know that I have received many congratulatory notes from many of our partners, some you mentioned in — the ones you commented on, who have recognized the transaction and have congratulated me, i.e. Siebel, for having helped put it together. So I read that as a positive note.
I think all of us in technology business today realize that some days we compete, some days we partner, and some days we serve each other. That’s the nature of the complexity of the industry that we’re in. I think as the positive dynamic of this combination plays out in the marketplace, our CR ecosystem will embrace it. There will be some in our ecosystem who may choose not to play any longer with the combined company, but that will be their choice, not ours.
We certainly see the complexity of the marketplace and we intend to address it through the lens of our customers. We have to do what’s in our customers’ best interests.

Charles Phillips: I just wanted to comment specifically on IBM since I’m the executive sponsor there and we’ve been working with them very closely over the last couple of years. And our relationship with them has improved dramatically the last six months. So much so that they’ve elevated our executive sponsor inside of IBM to Jenny Remedi (ph), who runs our consulting business, and we talk weekly.
We have several announcements coming up with them next week at Oracle OpenWorld, one of which is going to be that we’re going to make Project Fusion, what we call hot pluggable with the Middleware, which means major parts of those applications you’ll be able to run on WebSphere, which is something they wanted, and we said that’s in our best interests because our customers want that.
And so our relationship with them has really skyrocketed over the last year. They are aware of this. We’ve been talking to them about this for a while. And totally supportive from everything and that we can see we’re going to have to work with them. We’re one of their biggest practices now across technology and applications. We’re a meaningful percentage of their revenue. So, they’re interested, we’re interested, it makes sense. So with IBM for sure, everything I can see and what they’ve told us, this is going to be a great partnership going forward and we’re working on getting them to present next week at OpenWorld.
George Shaheen: Thank you Charles. I think the next question we’ll take will be coming through the Web site. So I’ll ask Kevin Johnson to read it.
Kevin Johnson: The question is what role does Seibel Analytics play going forward with Oracle’s Project Fusion? And the second part of the question is how will this relate to Oracle’s data warehouse offering?
George Shaheen: Charles, I think that is in your domain.
Charles Phillips: Okay. We have taken a look at, at least in an introductory way, Analytics, but we certainly recognize how successful it’s been in the market. On the data warehousing side of it we tend to be on the plumbing side of it, loading data, managing it and — with fewer analytics. In fact that’s an area we’ve been interested in for a while, but haven’t made a big splash there. So this may be a good combination where we have the back-end plumbing that’s scaleable and a lot of customers, yet we can leverage the analytics. We certainly want to take a look at that, that was an area of interest in the due diligence and we have to learn more about it. So right now, at a surface level, it looks like a very good fit.
George Shaheen: Thank you. Operator?
Operator: Yes. The next question from the phones is from Steven Wells [ph].
Steven Wells: Yes. Can you hear me?
George Shaheen: Yes I can.
Steven Wells: George, we’ve got a large room of people — everyone’s very excited so thanks for sharing that information. There were actually a couple of questions. One was the retention package. What is the future state of that, the retention package? And then the other question maybe it’s a question to Charles, is, how do you manage the one-for-one module swap as you’re out there cooking deals and hopefully obviously not shutting down our deals. How do you manage that within your contracts over the next three, six months?
Charles Phillips: Okay, George I’ll let you go first.
George Shaheen: Yes. With regards to what you refer to as a retention package, are you asking me what plans, if any, we have to implement a retention package to our employees, is that what you’re asking me?
Steven Wells: Well there was one that was announced and we’re just curious as it relates to the stock, the selling of stock. What’s the future of that package?
Gabrielle Toledano: George, this is Gabrielle, do you want me to try to comment and —?
George Shaheen: Please.
Gabrielle Toledano: Okay. If you’re referring to the retention benefits that are posted on “MySiebel,” under Employee Services, that we announced some months ago. As you all can continue to read there’s a couple of triggers there. So one is the close itself, which we’ve referred to in this deck. So the close is anticipated for early 2006, maybe late 2005. So that’s one of the things that needs to hit before that benefit is put in place. The second thing is an involuntary job loss as a result, within a certain time period. So those benefits are in place, and they certainly exist — ongoing, but we do need both the closing and there would be a trigger of an involuntary termination to prompt the benefits.
And then there was a further question related to stock, but as part of those benefits there is an acceleration of stock if both triggers are hit.
George Shaheen: Thank you Gabrielle. Charles, do you want to take the second part of that, having to do with the module swap?
Charles Phillips: Sure. So the way we’ve handled this in the past and now that we’ve done six acquisitions in six-months we’re getting pretty good at it hopefully. But it’s that we just tell customers, “do what’s best for your business.” And in — in the interim period, and what we’ve found is that the people who are buying Oracle CRM, they were buying it only because it’s part of the Oracle E-Business Suite and the same thing for PeopleSoft. So it wasn’t the type of CRM that was sold stand-alone much, it was part of a suite.
And those customers that value that want that right away, they’ll probably continue to do that. The other — someone looking for best of breed, most likely, they’re going to buy the Siebel products. And if that’s the case that’s fine, the maintenance revenue will be there for many years to come and so we’re comfortable with that. So we’ll let customers kind of decide that, what’s best for their business.
George Shaheen: Thank you, Charles. Kevin Johnson will read a question that has come to us over the Web.
Kevin Johnson: The question is, how much difficulty do you expect to receive from the regulators, specifically the EU regulators pose quite a threat to the Oracle acquisition of PeopleSoft just last year?

Charles Phillips: Well obviously having gone through that and having fought with both the EU and the U.S. Government we looked at that part closely. So we’ve received lots and lots of advice on this topic from some of the best lawyers in the world and our conclusion is, is we’re fairly confident that this will get approved. This should be less of an issue than PeopleSoft, there’s less overlap, there are a lot more competitors out there. The Hosted Mileage Group [ph] and has an alternative as well. When you go down and start ticking off all the facts it’s pretty clear to us that this is a much different situation than PeopleSoft. And we still won PeopleSoft [ph]. So – but hopefully we won’t have to go through the same process that we went through.
George Shaheen: I would just add to Charles’ comments, though I’ve not had the direct experience he has in talking to our advisors and getting their opinion on this area. They would echo Charles’ view that this is a different situation than the Oracle-PeopleSoft acquisition and they do not foresee any major eventual hiccups to that because of regulatory scrutiny.
Charles Phillips: Having said that we do expect to get a second-rate class, that’s kind of normal and it’s Oracle. So people are always going to give us a second request for everything. So that means that’s going to take some time, it’s not something that’s going to happen in weeks, if months.
George Shaheen: Thank you. Operator?
Operator: The next question comes from Don Muger [ph].
Don Muger: Hi. I did have a question around the employee retention plan, George, but it sounds like Gabrielle has already addressed that. Kind of related to that, do you guys anticipate any rightsizing of the workforce prior to this transaction, officially being approved by regulators and otherwise?
George Shaheen: Until this transaction closes, Don, it’s business as usual. We will continue to run Siebel, to build our customer base, to create leading edge products, to get our cost structures in line with our business.
So its business as usual, we don’t anticipate doing anything special in anticipation of the combination. When the combination is consummated, if you will, formally, business decisions will be made at that time. But until that time it’s business as usual for Siebel.
Don Muger: Appreciate it.
George Shaheen: Kevin, do you have another one from the web?
Kevin Johnson: There are a number of questions that relate to what happens to employee-vested stock options and I think, Gabrielle, you might want to address it as a general question. I think a number of people need to be refreshed upon what happens to vested and un-vested stock options.
Gabrielle Toledano: I’m going to ask Jeff Amann to jump in on that. This is unrelated to the acceleration for the benefit.

Jeff Amann: I believe the question is related to what happens with existing stock options under the Siebel plan. Those are intended to be assumed by Oracle upon the closing. They’ll convert at the conversion ratio at that time, into Oracle options. It’s really quite simple.
George Shaheen: Thank you. Operator?
Operator: The next question is from John Bell [ph].
John Bell: Hello. What percentage of Siebel employees are likely be laid off as a result of this merger?
George Shaheen: Well I don’t think anybody knows the answer to that and I certainly don’t expect Charles to be in a position to answer that in any type of detail. So I think until the combination of the company is consummated and with the transition period — Oracle getting it’s arms around their business and our business and what it looks like together, I don’t think either one of us, either company, is in a position to get into that level of specificity at this point.
And to be quite frank, to me this one is — the whole is greater than the sum of the parts. And I think I chose to look at this as this is going to present greater opportunity for all of us. And that’s how I chose to look at it. In the same light, I’m sure the combined company will make those business decisions necessary to present itself to the marketplace as a viable, growing entity. Thank you. Operator?
Operator: Yes. The next question is from Deepak Stue [ph]
Deepak Stue: Hi there. I’ve got two questions. The first one is, did Oracle approach Siebel or did Siebel approach Oracle? So who kind of set the wheels in motion for this deal?
George Shaheen: Let me comment on that, and Charles if you will, I think it’s fair for me to comment on it since it’s our organization asking the questions. And you can fill in with your perspective.
In the analyst call this morning Tom Siebel and Larry Ellison [ph] both referred to conversations that they have had, that the company has had, over the year. So a dialogue between these two technology pioneers understanding, getting comfortable about what could be, have been going on for some time.
I think in dialogues like that, of course momentum can be built up over time, and I would say this was two men who’ve known each other for many years, who are comfortable with each other both recognizing that this is probably a time to do a bringing together of two organizations because of what they saw in the marketplace. And that it evolved naturally from there.
My understanding is it wasn’t one approached the other so much as just a natural evolution of a long-standing conversation continuing. Charles, do you have any other perspective on that?
Charles Phillips: Yes, I’d echo a lot of what you’ve said. These discussions have been off and on again over the years, and obviously accelerated a lot the last couple of months. But to be technically correct, I called Tom Siebel essentially, so that’s what happened.
George Shaheen: Thank you Charles.

Deepak Stue: Thanks. The second question is, you’ve been talking in the presentation about how it’s a combination of the two companies rather than acquisition or a takeover. But do you see Siebel as a brand name and that your name Siebel actually surviving? Or do you think it’s going to be swallowed up and rebranded as Oracle CRM?
George Shaheen: Charles, I think that’s one for you.
Charles Phillips: Yes. So our strategy has been to retain the brand names. We found that helpful and certainly comforting to customers as well. We’re trying to establish that we are — we have a presence with CRM. We probably don’t do that using the Oracle brand name. So I think it would be good to retain the brand name and that’s what we’ve done with ReTech [ph], with IsleX, with PeopleSoft, with JD Edwards, all of those are actually branded products. In fact we have the head of marketing in the room who helps do that. So essentially that’s the way we approach it.
George Shaheen: Thank you.
Deepak Stue: Thanks
George Shaheen: Kevin Johnson has another one from the web, I believe.
Kevin Johnson: The question is, what does this merger do to the data base agnostic positioning that Siebel has always maintained?
Charles Phillips: Well let me just give a few comments from my perspective. Because we’ve made so many acquisitions in the applications area we had no choice but to allow database independence, because that’s thousands of customers who are using other products. And so the way we view it is kind of two-fold. One, if someone really wants to use DB 2L C-Plus Server on PeopleSoft or JD Edwards and now Siebel, okay, they’re going to do that and we’ll support that. We’ll work with those vendors to certify those products.
Our job is to add enough value when you run it on our stack and our database, our Middleware, so that you prefer to running on the Oracle stack. If we’re not doing that then okay, that’s our problem. We have to think of ways to innovate to make it easier to use the entire stack from one company so there’s immediate value then people will want to do that. So we can’t force people, the only way you can do it is to do it with providing value.
George Shaheen: Thank you. Let’s do two more questions. And operator, do you have one there?
Operator: Yes. There’s one from Michael Morris [ph]. Michael Morris your line is open you may ask your question.
Michael Morris: I submitted it through the web, it’s already been asked, thank you.
Operator: Okay. Just a moment.
George Shaheen: Kevin, do you have one on the web?

Kevin Johnson: Yes. I’ve got a lot on the web I don’t think we’re going to be able to cover them all. Here’s a question that says, will Oracle retain the Siebel local offices or consolidate to Oracle’s local office? And the second question is, will Siebel HR — or what is this going to do in terms of Siebel HR in terms of promotions and hiring et cetera?
George Shaheen: Charles, why don’t you take the location question.
Charles Phillips: Yes, so part of the process will be looking at are there are any statements to be had, a rationalization of combining locations, but we just don’t have enough room in our headquarters so there’s no way that could happen. But there may be areas where it makes sense to combine facilities and we’ve done that with past acquisitions, but if PeopleSoft’s any guide we do still have facilities up in Pleasanton [ph].
George Shaheen: The HR question I think is a bit premature.
Kevin Johnson: Well, I think the question was, are we still going to be hiring people and promoting people at Siebel while this transition is going on or is everything stopped, dead frozen?
George Shaheen: Well, as I said.
Gabrielle Toledano: George — go ahead, George.
George Shaheen: As I commented earlier, until this transaction is formally consummated, it’s business as usual. We will evaluate our people, we will promote our people, we will reward our people commensurate with the jobs we’re asking them to do. And until — at such time when the transaction is consummated then the responsibility for that will transfer to Oracle and they will make their business decisions going forward. One more question, operator, if you would?
Operator: Yes. The last question comes from Scott Nash [ph].
Scott Nash: After the PeopleSoft merger, reports are that the PeopleSoft product line is no longer purchasable by customers except under certain circumstances. Will the Siebel product line still be purchasable by all new customers even after Project Fusion?
Charles Phillips: Yes, you can — actually that’s not true. You can purchase PeopleSoft products today and JD Edwards products — all those products are available and we’re selling them and we got, in fact, above expectations on the PeopleSoft product line last quarter which we reported. So that perception is mostly put out there by competitors. So you can purchase all the products and definitely, obviously, with the Siebel product line this is the flagship product of CRM for, is that’s exactly what we want people to do, is to purchase the product.
George Shaheen: Charles, I can’t believe that competitors put this information out for public consumption. That is —
Charles Phillips: I’ve been working on them for years, and I can’t — I just can’t get them squared away.
George Shaheen: I swear. First of all Charles, I want to thank you for joining us and for your candor, and your — being approachable to answer questions. I certainly realize that we are all at the infancy of transitioning to this combination and we’re all going to learn a lot. But I guarantee you from the Siebel side of the equation we will be cooperative, responsive, open. And hopefully this will move along expeditiously. And we will build a great, a great new company in technology. And I think that should be exciting for, as I said earlier, for our customers, our employees and of course our shareholders.
To all of you on the call I want to thank you enough for caring enough to join us. I appreciate all of your questions. As time progresses here you’re going to have more questions and we pledge to you that to the best of our ability we will get you the answer to those questions.
So thank you for joining us, thank you for your patience and let’s all celebrate an exciting day. A next step forward in the evolution of technology and technology providers and I for one congratulate Charles and his team for the foresight to put this thing together, to have the courage to do it and we will work with you as best we can to make sure the execution toward that vision is realized. Thank you all. Charles, do you have anything you would like to say in closing?
Charles Phillips: Just want to say thank you to you George, for setting this up. We’ll try to communicate as often as we can within the confines of what the regulators will let us do. But if there’s time going by it’s because we have to go through the process — don’t take that as anything else other than that. But we’re excited about this. It’s going to be a great combination.
George Shaheen: Thank you very much. And once again thank you to all of you, good morning, good afternoon or good night. And we’ll be talking with you again soon, I’m sure. Thank you.
Operator: That concludes today’s conference. You may disconnect at this time.